UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-27917

☐	Form 10-K	☐	Form 11-K	☐	Form 20-F	☒	Form 10-Q

☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K                                                                          ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                           ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:	China Crescent Enterprises, Inc.
Address of principal executive office:	14860 Montfort Drive
City, state and zip code:	Dallas, Texas 75254

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach additional sheets if needed.)

The Company could not complete the Form 10-Q within the prescribed time because the Company's management was unable to complete the review of its consolidated financial statements by August 16, 2010. The delay could not be cured without unreasonable effort or expense. The Company represents that the Form 10-Q will be filed no later than the 5th day following the date on which the Form 10-Q was due.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Philip J. Rauch	(214)	722-3040
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☒ Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         ☐ Yes      ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Crescent Enterprises, Inc.
Name of Registrant as Specified in Charter.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2010	/s/ Philip J. Rauch
Name: Philip J. Rauch
Title: Chief Financial Officer